FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of December 2009

RadView Software Ltd.
(Translation of Registrant's Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

The Registrant hereby announces that at the annual general meeting of shareholders held today all proposed resolutions set forth in the Proxy Statement filed on Form 6-K on October 29, 2009, were adopted as follows:

1.
To elect Messrs. Shai Beilis, Yochai Hacohen, Eli Blatt, Jaron Lotan and Rami Goraly to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To ratify and approve an amendment to the previously approved discretionary convertible credit facility arrangement between Fortissimo and the Company, as described in the Proxy Statement.
3.	To ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and certain other lenders and the Company, entered into in April 2006, as described in the Proxy Statement.
4.
To ratify and approve an increase in the number of authorized Ordinary Shares of the Company and to amend the Company’s Amended and Restated Articles of Association and Memorandum of Association, accordingly, as described in the Proxy Statement.

5.	To ratify and approve an increase in the number of shares available for issuance under the Company’s Key Employee Share Incentive Plan (1996), as described in the Proxy Statement.
6.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s Independent Auditors for the year ending December 31, 2009 and for such additional period until the next annual general meeting of shareholders.

For additional details please refer to the proxy statement filed on Form 6-K on October 29, 2009.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd. (Registrant)

By:	/s/ Rami Goraly
Rami Goraly
Chief Executive Officer

Dated: December 9, 2009